DEAN HELLER
Secretary of State

202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Articles of Incorporation
(PURSUANT TO NRS 78)

Office Use Only:

Entity #
E0913682005-3
Document Number:
20050659901-77
Date Filed:
12/30/2005 3:30:54 PM
In the office of
Dean Heller
Secretary of State

Important: Read attached instructions before completing form.

1. Name of Corporation: Ketner Global Investments, [text covered by filing stamp]

2. Resident Agent Name and Street Address: *(must be a Nevada address where process may be served)*
National Registered Agents, Inc. of NV
Name
1000 E William St #204, Carson C[text covered by filing stamp]
Street Address, City
Optional Mailing Address, City

3. Shares: *(number of shares corporation authorized to issue)*
Number of shares with par value: 5,000,000 Par value: $0.001 Number of shares without par value: 0

4. Names, Addresses, Number of Board of Directors/Trustees:
The First Board of Directors/Trustees shall consist of 1 members whose names and addresses are as follows:

1. James Ketner
Name
3904 Warwick, Colleyville, TX 76034
Street Address, City, State, Zip Code

2. ______
Name
Street Address, City, State, Zip Code

3. ______
Name
Street Address, City, State, Zip Code

4. ______
Name
Street Address, City, State, Zip Code

5. Purpose: *(optional–see instructions)*
The purpose of this Corporation shall be: Any and All Lawful Business

6. Other Matters: *(see instructions)*
Number of additional pages attached: 0

7. Names, Addresses and Signatures of Incorporators: *(attach additional pages if there are more than 2 incorporators)*
Russell Taylor — [signature]
Name, Signature
National Business Services, Inc. 12358 Accipiter Drive, Orlando, FL 32837
Address, City, State, Zip Code

Name, Signature
Address, City, State, Zip Code

8. Certificate of Acceptance of Appointment of Resident Agent:
I hereby accept appointment as Resident Agent for the above named corporation.
National Registered Agents Inc of NV [signature] — 12/27/05
Authorized Signature of R.A. or On Behalf of R.A. Company — Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form CORPART1999.01
Revised on: 12/19/02